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12010721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-13657
16935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**12/01/10**____ AND ENDING____**11/30/11**____
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barclay Investments, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID NO.

254 West 54th Street 16th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen   (212) 371-3634
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Beate Bolen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Barclay Investments, Inc.** as of **November 30, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH LEE CALVERT
Notary Public - State of New York
No. 01CA6238639
Qualified in New York County
My Commission Expires April 11, 2015

_____
Signature

BEATE BOLEN

_____
CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

 **McGladrey**

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (the "CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and under the CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
January 26, 2012

1

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2011

ASSETS

Cash and Cash Equivalents	$ 2,196,898
Receivable From Broker-Dealer	700,454
Investments, at fair value	750,003
Loan Receivable	70,173
Property and Equipment, Net	466,666
Prepaid Expenses and Other Assets	82,780
Prepaid Tax Deposits	54,371
Deferred Tax Asset	2,000
Total assets	**$ 4,323,345**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions and salaries payable	$ 894,119
Accounts payable and other accrued expenses	368,453
Deferred tax liability	65,550
Total liabilities	**1,328,122**
Commitments, Contingencies and Guarantees	
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,839,186
Total stockholders' equity	**3,779,312**
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	**2,995,223**
Total liabilities and stockholders' equity	**$ 4,323,345**

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Income
Year Ended November 30, 2011

Revenue:	
Net gain from riskless principal transactions	$ 10,060,552
Interest and dividends	6,293
Other revenue	163,281
Total revenue	10,230,126
Trading Expenses:	
Commissions	5,883,724
Clearing fees	6,301
Total trading expenses	5,890,025
Operating Expenses:	
Compensation and benefits	1,370,823
Information systems	344,835
Rent	282,742
Travel and entertainment	220,164
Professional fees	184,499
Depreciation and amortization	121,595
Communications and telephone	83,466
Regulatory fees	55,295
Contributions	32,752
Supplies and postage	14,455
Insurance	10,947
Other operating expenses	168,807
Total operating expenses	2,890,380
Income before provision for income taxes	1,449,721
Provision for Income Taxes	64,363
Net income	$ 1,385,358

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Changes in Stockholders' Equity
Year Ended November 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2010	$ 92,257	$ 1,847,869	$ 1,798,828	$ (784,089)
Net Income	-	-	1,385,358	-
Dividends Paid	-	-	(1,345,000)	-
Balance, November 30, 2011	$ 92,257	$ 1,847,869	$ 1,839,186	$ (784,089)

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Cash Flows
Year Ended November 30, 2011

Cash Flows From Operating Activities:	
Net income	$ 1,385,358
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,455
Change in operating assets and liabilities:	
Receivable from broker-dealer	(72,043)
Investments	249,759
Loan receivable	58,458
Prepaid expenses and other assets	15,397
Prepaid tax deposits	15,073
Deferred tax asset	(4,100)
Commissions and salaries payable	261,215
Accounts payable and other accrued expenses	(43,554)
Deferred tax liability	(12,775)
Net cash provided by operating activities	1,867,243
Cash Flows Used in Investing Activity - purchases of property and equipment	(5,898)
Cash Flows Used in Financing Activity - dividends paid	(1,345,000)
Net increase in cash and cash equivalents	516,345
Cash and Cash Equivalents:	
Beginning	1,573,413
Ending	$ 2,089,758
Supplemental Disclosure of Cash Flow Information:	
Taxes paid	$ 62,399

See Notes to Financial Statements.

Barclay Investments, Inc.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies

Organization: Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

Operations: All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agent. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.   The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As of November 1, 2010, the Company has switched to a new clearing firm. Industrial and Commercial Bank of China Financial Services LLC ("ICBC-US"), a U.S.-registered broker-dealer, assumed the Fortis Securities, LLC clearing business. The Company has entered into a new clearing agreement with ICBC-US. The fee and commission schedules are similar, and there is not expected to be any significant impact on the financial statements.

Depreciation and Amortization: For financial statement purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three-month or less maturity upon acquisition to be cash equivalents.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company has defined cash equivalents as highly liquid investments with an original maturity of three months or less.

Revenue and Expense Recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the shareholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company is, however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

Barclay Investments, Inc.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2011, management has determined that there are no uncertain tax positions.

Monetary Risk: The Company maintains its cash in bank deposit accounts and certificates of deposit which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

Concentration of Business: For the year ended November 30, 2011, approximately 46% of the Company's gross revenue and related commission expenses came from transactions with one major customer. A customer is considered major when the customer represents 25% or more of the total gross revenue for the year ended November 30, 2011. The loss of this customer would have a significant impact on the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company follows accounting standards established by the FASB to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

Note 2.   Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:   Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3:   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Barclay Investments, Inc.

Notes to Financial Statements

Note 2. Fair Value Measurements (Continued)

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments represent Treasury Bills, which are considered Level 1, measured at fair value based on quoted price.

Note 3. Loan Receivable

Loan receivable represents a loan made to an employee that bears interest of 1.5% per annum which matures on June 1, 2012. Accordingly, the fair value of the loan receivable approximates the carrying amount. The interest charge on the loan for the year ended November 30, 2011 is $173.

Note 4. Receivable From Broker-Dealer

The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2011, substantially all of the receivable from broker-dealer as reflected in the statement of financial condition are deposits with and net gain from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2011, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$	358,215
Leasehold improvements		553,750
		911,965
Less accumulated depreciation and amortization		(445,299)
Property and equipment, net	$	466,666

Note 6. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a shareholder's employment with the Company for any reason (the "Qualifying Call Event"), such shareholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA FOCUS Reporting requirements.

Barclay Investments, Inc.

Notes to Financial Statements

Note 7.   Retirement Plans

Defined Contribution Retirement Plan: During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions which are discretionary immediately after the contribution is made. The Company profit-sharing contribution to the plan for the year ended November 30, 2011 was $60,261.

Note 8.   Commitments, Contingencies and Guarantees

The Company is committed under noncancelable operating leases for its New York and California office space expiring between June 2012 and January 2017. The leases contain a provision for escalating annual rents of 3% and 4% respectively.

The minimum future lease payments under the leases are as follows:

Year ending November 30,

2012	$ 264,402
2013	233,347
2014	243,786
2015	251,099
2016	258,632
Thereafter	43,998
	$ 1,295,264

At November 30, 2011, the Company has a letter of credit arrangement with a financial institution in the amount of $33,154. This letter of credit was delivered to the Company's landlord as partial security deposit under a lease agreement for office space.

Note 9.   Provision for Income Taxes

The components of the provision for income taxes are as follows:

Current:	
State and local	$ 68,463
Deferred:	
State and local	(4,100)
Total provision for income taxes	$ 64,363

Note 10.   Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2011, the Company had net capital of $2,152,101, which was $2,063,560 in excess of its required net capital of $88,541. The Company's ratio of aggregate indebtedness to net capital at November 30, 2011 was 0.6171 to 1.

Barclay Investments, Inc.

Notes to Financial Statements

Note 11.   Capital Withdrawals/Assignments

The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the year ended November 30, 2011 the Company made shareholders' distributions of $1,345,000.

In June 2011, an existing shareholder of the Company made a partial sale of its shares of common stock to a new shareholder.

Note 12.   Subsequent Events

In December 2011, the Company approved and paid shareholders' distributions of $125,000.

Barclay Investments, Inc.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission and Regulation 1.10
November 30, 2011
See Independent Auditor's Report

Net Capital:	
Total stockholders' equity from statement of financial condition	$ 2,995,223
Deduct ownership equity not allowable for net capital	(125,000)
Total ownership equity qualified for net capital	2,870,223
Deductions and/or Charges:	
Total nonallowable assets from statement of financial condition	(710,622)
	2,159,601
Net capital before haircuts on securities positions	2,159,601
Haircuts on Securities Positions:	
Investments:	
Treasury Bills	(7,500)
Net capital	$ 2,152,101
Computation of Net Capital Requirement Minimum Net Capital	
Required (6-2/3% of aggregate indebtedness)	$ 88,541
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 45,000
Excess Net Capital	$ 2,063,560
Excess Net Capital at 1000%	$ 2,019,289
Ratio of Aggregate Indebtedness to Net Capital	0.6171 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17a-5(d) as of November 30, 2011):	
Net Capital as Reported	$ 2,152,101
Net Capital as Adjusted	$ 2,152,101
Nonallowable Assets:	
Loan receivable	$ 70,173
Property and equipment, net	466,666
Prepaid expenses and other assets	82,780
Prepaid tax deposits	54,371
Chase certificate of deposit for lease security deposit	34,159
Deferred tax asset	2,000
Petty cash	473
Total nonallowable assets	$ 710,622
Aggregate Indebtedness:	
Commissions and salaries payable	$ 894,119
Accounts payable and other accrued expenses	368,453
Deferred tax liability	65,550
	$ 1,328,122

There are no material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA filing.

Barclay Investments, Inc.

Supplementary Information

**Schedule II - Statement Regarding Exemption From Reporting
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
See Independent Auditor's Report**

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3(k)(2)(ii).

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Barclay Investments, Inc.

Supplementary Information

Schedule IV - Segregation Requirements and Funds in Segregation
See Independent Auditor's Report

Amount required to be segregated	None
Total amount segregated	None
Excess funds in segregation	None



Independent Auditor's Report on Internal Control

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In planning and performing our audit of the financial statements of Barclay Investments, Inc. (the "Company") as of and for the year ended November 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Rule 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
January 26, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   52462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**12/01/10**_____ AND ENDING_____**11/30/11**_____

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barclay Investments, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York   **NY**   **10019**

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beate Bolen   **(212) 371-3634**

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Beate Bolen** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Barclay Investments, Inc. _____, as

of **November 30** _____, 20**11**____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

ELIZABETH LEE CALVERT
Notary Public - State of New York
No. 01CA6238639
Qualified in New York County
My Commission Expires April 11, 2015

Elizabeth Lee Calvert
Notary Public

Beate Bolen
Signature BEATE BOLEN

_____ CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 **McGladrey**

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2011, which were agreed to by Barclay Investments, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended November 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
January 26, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _NOV. 30_, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8-016935      FINRA      NOV      4/13/1972
BARCLAY INVESTMENTS INC
254 WEST 54TH ST 16TH FLOOR
NEW YORK, NY  10019
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

NOV 18 2011

2. A. General Assessment (item 2e from page 2) — $ _25,087.35_

   B. Less payment made with SIPC-6 filed (exclude interest) — (_8,286.51_)

   _6-9-2011_
   Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — _16,800.84_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ _16,800.84_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ _16,800.84_

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BARCLAY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

Beate Bolen
(Authorized Signature)

BEATE BOLEN
CFO

Dated the _6_ day of _DEC_, 20 _11_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:	Postmarked	Received	Reviewed		
	Calculations _____			Documentation _____		Forward Copy _____
	Exceptions:					
	Disposition of exceptions:					

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Dec 1_, 20_10_
and ending _Nov 30_, 20_11_

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 10,229,756

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

—

(2) Net loss from principal transactions in securities in trading accounts.

—

(3) Net loss from principal transactions in commodities in trading accounts.

—

(4) Interest and dividend expense deducted in determining item 2a.

—

(5) Net loss from management of or participation in the underwriting or distribution of securities.

—

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

—

(7) Net loss from securities in investment accounts.

—

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

—

(2) Revenues from commodity transactions.

—

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

—

(4) Reimbursements for postage in connection with proxy solicitation.

—

(5) Net gain from securities in investment accounts.

(6,340)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(45,863)

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

—

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(RENT FROM SUB-TENANT)

(42,612.)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —

Enter the greater of line (i) or (ii)

—

Total deductions

(194,815)

2d. SIPC Net Operating Revenues $ 10,034,941

2e. General Assessment @ .0025 $ 25,087.35

(to page 1, line 2.A.)

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